VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

05012769

11 November 2005

SEC MAIL PROCESSING
RECEIVED
NOV 21 2005
WASH, D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

SUPPL

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
<u>Corporate Administrator</u>

PROCESSED
NOV 23 2005
THOMSON FINANCIAL

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

Refer to guide for information about corporate key

ACN/ABN
010 672 054

Corporate key
82334678

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
R COSENTINO

ASIC registered agent number (if applicable)

Telephone number
03 9667 6534

Postal address
206 BOURKE STREET
MELBOURNE VIC 3000

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
S.L. DRISCOLL

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
26/10/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	296,125	$802,996.25
APRF	25,000	$80,500.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

25/10/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WILLIAM JOHN CONN
Date of last notice	29 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 September 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ame of Director: WILLIAM JOHN CONN
ame of Company: VILLAGE RO/ SHOW LIMITED
ame and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
W J Conn	62,863	62,863			
Clevedon Pty Ltd	128,700	128,700			Director and shareholder of Clevedon Pty Ltd
TOTAL		191,563			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

ne of Director: WILLIAM JOHN CONN
ne of Company: VILLAGE RO/ SHOW LIMITED
ne and Type of Security: A CLASS PREFERENCE SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Conn	19,130	19,130			
vedon Pty Ltd	612,322				Director and shareholder of Clevedon Pty Ltd
	(182,322)		29-Sep-05	$2.34	On-market sale
	(8,080)		30-Sep-05	$2.34	On-market sale
		421,920			
TAL		441,050			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares and A Class Preference Shares
3	Voting rights *(eg, one for one)*	Voting (one for one) and Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	168,413,107 Ordinary Shares 108,689,033 A Class Preference Shares
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the departure of executives from the company (in accordance with the executive share scheme rules)

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	296,125 Ordinary Shares 25,000 A Class Preference Shares
15	Price to be offered for shares	Range from $2.63 to $4.13 per Ordinary Share $3.22 per A Class Preference Share

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, ~~or is not~~ contained in, or attached to, this form.

Sign here: .... Date: 10 October 2005
Company Secretary

Print name: S L Driscoll

== == == == ==

+ See chapter 19 for defined terms.

ASIC registered agent number
lodging party or agent name R Cosentino
office, level, building name or PO Box no.
street number & name 206 Bourke Street
suburb/city Melbourne state/territory Vic postcode 3000
telephone (03)9667 6534
facsimile (03)9653 1931
DX number suburb/city

ASS. CASH. PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED
A.C.N. 010 672 054

Type of share buy-back *tick the appropriate box*	**Buy back details** *fill in details for the type of buy back selected*	**When is this form required**
☒ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about 25/ 10 /05	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **On market** within 10/12 limit	period of buy back / / to / /	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before:
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name S.L. DRISCOLL capacity SECRETARY

sign here date 10 / 10 / 05

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

* the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
* in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

* if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
* if it is not - the agreement is entered into (S. 257F).

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

12 October 2005

VILLAGE ROADSHOW COMPLETES RESTRUCTURE OF PRODUCTION DIVISION WITH CRESCENT FILM HOLDINGS

The Directors of Village Roadshow Limited are pleased to advise that Closing of the financial restructure of the Village Roadshow Pictures Group announced on 27 July 2005 took place today, 12 October 2005 with Crescent Film Holdings and Crescent Entertainment LLC, whose principals include Norman Lear, Hal Gaba and Michael Lambert.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

17 October 2005

VILLAGE CINEMAS ARGENTINA

VILLAGE ROADSHOW LIMITED US LEGAL CLAIMS SETTLED

Village Roadshow Ltd ("VRL") announced today that it has agreed to sell its entire investment in Argentina. Settlement for this transaction is expected to occur on Tuesday, 18 October, 2005. Completion of the sale will result in VRL being released from its $42 million guarantee over the external debt in the Argentine company.

VRL also announced it has settled the US legal claims against VRL and other group companies. The details of these claims have been fully disclosed in the contingent liability notes to the 2005 Statutory Accounts of VRL. The terms of the settlement are confidential.

The combined effect of these two transactions on the group's net profit after tax for the year ending 30 June, 2006 will be a loss of approximately $10 million.

The net cash outflow of the two transactions is approximately $14.6 million.

Based on current trading, the Directors now forecast the net profit after tax for the year ending 30 June, 2006 will be approximately $10 million.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	10 October 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		296,125 Ordinary shares and 25,000 A Class Preference shares
4	Total consideration paid or payable for the shares		$883,496.25

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25 October 2005
Company Secretary

Print name: Shaun L Driscoll

== == == == ==

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	296,125 Ordinary Shares 25,000 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$883,496.25
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25 October 2005.
Company Secretary

Print name: Shaun L Driscoll

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

NOTICE OF
ANNUAL GENERAL MEETING
AND EXPLANATORY MEMORANDUM

Date: Friday 25 November 2005 at 9.00am

Venue: Roxy Cinema
Warner Bros. Movie World
Pacific Motorway, Oxenford
Queensland

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000, Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698

FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the seventeenth Annual General Meeting of Village Roadshow Limited (the "Company" or "VRL") will be held in the Roxy Cinema, Warner Bros. Movie World, Pacific Motorway, Oxenford, Queensland, on Friday 25 November 2005 at 9.00am

SHAREHOLDERS ARE ADVISED TO READ THIS NOTICE OF MEETING AND ACCOMPANYING EXPLANATORY MEMORANDUM CAREFULLY

A. To consider the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2005.

B. To elect Directors:
   i) John R. Kirby; and
   ii) Peter M. Harvie; and
   iii) Peter D. Jonson

   who retire from office by rotation in accordance with Article 17.1(a) of the Constitution and, each being eligible, offer themselves for re-election.

C. To adopt the Remuneration Report of the Company for the year ended 30 June 2005. *Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.*

D. To consider and if thought fit, approve the following resolution as an ordinary resolution: "That the issue to Mr Peter Foo of 1 million fully paid ordinary shares and 1 million fully paid A Class preference shares in the capital of the Company as outlined in the explanatory memorandum accompanying the notice of this meeting is approved for the purposes of Listing Rule 10.11."

E. To consider and if thought fit, approve the following resolution which will be proposed as a special resolution: "That the financial assistance to be given to Mr Peter Foo in connection with the issue to Mr Peter Foo of 1 million fully paid ordinary shares and 1 million fully paid A Class preference shares in the capital of the Company as outlined in the explanatory memorandum accompanying the notice of this meeting is approved for the purposes of section 260B(2) of the Corporations Act."

Dated: 20 October 2005

By order of the Board
P. S. Leggo

Group Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VOTING ELIGIBILITY AND PROCEDURES

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".

2. If you are an ordinary shareholder attending the meeting, **please bring your bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.

3. **Only ordinary shareholders may vote at the meeting.** A Class preference shareholders may attend but not vote. Any votes cast by A Class preference shareholders will be disregarded in determining the result of the resolutions.

4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.

5. If two or more joint ordinary shareholders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or holders.

6. Any ordinary shareholder which is a corporation may appoint an individual as its representative as provided by the *Corporations Act 2001* (**"the Act"**).

7. Recent changes to the Act have expanded the disclosure requirements for listed companies applying to Director and executive remuneration, such that the Directors' Report must now include a section called the 'Remuneration Report'. This report is set out on pages 27 to 34 of the Annual Report. Additionally, listed companies are now required by the Act to put the Remuneration Report for each financial year to a resolution of members at the Company's Annual General Meeting. Under the Act, the vote is advisory only and does not bind the Directors or the Company.

8. In accordance with Regulation 7.11.37 of the *Corporations Regulations*, all ordinary securities of the Company that are quoted securities at 7.00 pm Melbourne time on Wednesday 23 November 2005 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on Friday, 25 November 2005.

APPOINTMENT OF PROXIES

1. Each member entitled to attend and vote at the meeting is entitled to appoint a proxy. If the member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The person(s) appointed may be an individual or a body corporate. If more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's votes. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.

2. A proxy need not be a member of the Company.

3. In the case of joint holders all should sign the proxy form.

4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or be signed by an authorised officer or attorney.

5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.

6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.

7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of all resolutions.

8. The proxy form for ordinary shareholders is enclosed with this Notice of Meeting. To be valid it must be completed and deposited, together with power of attorney (if any) under which it is signed or a certified copy of such power of attorney, at the Company's share registry,

    Computershare Investor Services Pty Limited
    452 Johnston Street
    Abbotsford Vic 3067

    or returned to the share registry in the reply paid envelope provided so that it is **received not later than 10.00 am Melbourne Time on Wednesday 23 November 2005**. Alternatively, the proxy may be lodged by facsimile with the Company's share registry on +613 9473 2555 **if received by the same time.**

EXPLANATORY MEMORANDUM

Share issue to Mr Peter Foo

Mr Peter Foo is the Finance Director of the Company (**VRL**), a position he has held for over 9 years. Details of Mr Foo's qualifications and experience are outlined on page 18 of VRL's 2005 Annual Report which accompanies this Notice of Meeting. To provide appropriate long term equity incentives to Mr Foo, it is proposed that Mr Foo be issued with 1 million fully paid ordinary shares (**Ordinary Shares**) and 1 million fully paid A Class preference shares (**Preference Shares**) (collectively the **Subscription Shares**) in the capital of VRL on the terms set out in a Share Subscription and Loan Deed between VRL, Village Roadshow Film Finance Pty Limited and Mr Foo dated 18 October 2005. The Subscription Shares will be issued by VRL to Mr. Foo at the volume weighted average sale price (**VWAP**) of the shares on the Australian Stock Exchange (**ASX**) during the five ASX trading days prior to the date the shares are issued, rounded up to the nearest whole cent.

The net cash effect for the VRL group of issuing the Subscription Shares at the VWAP to Mr Foo will be minor. For accounting purposes, the value of the Subscription Shares will be required to be expensed over the vesting period, and these amounts will need to be included as part of the remuneration disclosures for Mr. Foo.

Terms of Share Subscription and Loan Deed

Under the terms of the Share Subscription and Loan Deed, if resolutions D and E are passed:

- Village Roadshow Film Finance Pty Limited ACN 060 514 043 (**VRFF**), a wholly owned subsidiary of VRL, will loan the funds to Mr Foo and must pay the aggregate subscription price for the Subscription Shares to VRL and stamp duty, duties or other taxes payable in connection with the transaction;
- VRL must issue the Subscription Shares to Mr Foo; and
- Mr Foo will be indebted to VRFF for an amount equal to the aggregate subscription price.

The VWAP of Ordinary Shares on ASX for the five ASX trading days prior to the date of this notice was approximately $2.78. The VWAP of Preference Shares on ASX for the five ASX trading days prior to the date of this notice was approximately $2.26. Assuming the same VWAPs for the five ASX trading days prior to the date the shares are issued, the aggregate subscription price for the Ordinary Shares and Preference Shares will be approximately $5.04 million.

As with VRL's existing Executive Share Plan and Loan Facility available to non-director VRL executives, the loan by VRFF will bear interest of 7 cents per annum on each Ordinary Share and 10 cents per annum on each Preference Share and interest will be payable at any time a dividend is paid on the Ordinary Shares or the Preference Shares.

In the event the dividend on Ordinary Shares in any year is less than 7 cents per share or on Preference Shares in any year is less than 10 cents per share, the balance of the unpaid interest at the end of the year will be added to the outstanding amount of the loan.

50% of the amount of any excess of dividends over 7 cents per Ordinary Share and 10 cents per Preference Share will be applied in reduction of the loan. The remaining 50% of any excess dividend will be paid to Mr Foo. No representation is given that any dividend will be paid in respect of Ordinary Shares or Preference Shares.

Mr Foo may at any time without penalty repay all or part of the loan. If Mr Foo sells or otherwise disposes of all or any of the Subscription Shares, the proceeds must be applied toward repayment of the loan. Subject to the following, the term of the Loan shall be 8 years, after which time any outstanding amount must be repaid:

- in the event that Mr Foo ceases employment with VRL or an associated group company due to dismissal, redundancy, retirement or otherwise, Mr Foo must repay the loan within 6 months of such cessation or within such other period as the Directors of VRL may otherwise determine; and
- recourse against Mr Foo for repayment of the loan and interest is limited to the proceeds of any sale of the Subscription Shares (as well as any previous reductions to the loan balance from dividends paid by VRL, as described above).

On their issue, all Subscription Shares will be **'Restricted Shares'**. Restricted Shares may not be sold, transferred or assigned by Mr Foo. Any Restricted Shares held by Mr Foo will be forfeited immediately on the cessation of employment of Mr Foo with VRL or an associated group company in any circumstance other than retirement, unless the Directors of VRL determine otherwise.

VRL may sell or otherwise dispose of forfeited Restricted Shares including on ASX and any proceeds of sale or disposal will be applied as follows:

- first, in payment of stamp duty, brokerage and like costs and expenses of sale or disposal;
- second, in repayment of the loan (including unpaid interest added to the loan as described above);
- third, in payment to Mr Foo of any monies paid directly by Mr Foo in reduction of the loan excluding any dividends which have been applied in reduction of the loan as described above; and
- fourth, in payment to VRFF of any surplus, if any. In the event of any shortfall, there should be no adverse financial impact on the VRL group.

On the first, second, third, fourth and fifth anniversaries of the date of issue of the Subscription Shares, 20% of the Subscription Shares will become **'Unrestricted Shares'** and all Restricted Shares will become Unrestricted Shares on the retirement of Mr Foo.

At any time after Restricted Shares become Unrestricted Shares, Mr Foo may instruct VRL to sell:

- part of the Unrestricted Shares on Mr Foo's behalf and repay the loan from the proceeds of sale (VRL will not be required to sell Unrestricted Shares unless VRFF is satisfied that the proceeds of sale will be sufficient to repay such proportion of the loan plus outstanding interest as VRFF determines); or
- all the Unrestricted Shares on Mr Foo's behalf and repay the loan in full from the sale of the Unrestricted Shares, provided that VRL will not be required to sell the Unrestricted Shares unless VRFF is satisfied that the proceeds of sale will be sufficient to repay the loan.

Where VRL sells Unrestricted Shares on behalf of Mr Foo the proceeds must be applied as follows:

- first, in payment of any, brokerage and like costs and expenses of the acquisition and sale incurred by VRL;
- second, in reduction of the loan (including unpaid interest added to the loan as described above); and
- third, the balance, if any, in payment to Mr Foo.

Mr Foo agrees:

- that VRL will apply a holding lock to the Subscription Shares immediately after their issue; and
- the holding lock will apply to a Subscription Share until:

- the Subscription Share becomes an Unrestricted Share and the loan has been repaid; or
- such earlier time as VRL decides.

If VRL makes a rights issue of shares, Mr Foo will be entitled to participate in the rights issue in respect of both the Restricted Shares and Unrestricted Shares he holds as at the record date set by VRL to determine entitlements under the rights issue. VRFF will not provide loans to Mr Foo to enable Mr Foo to acquire shares under the rights issue. Shares acquired by Mr Foo under a rights issue will not be subject to the Share Subscription and Loan Deed and will be held by Mr Foo without restriction.

If VRL makes a bonus issue of shares, Mr Foo will participate fully in respect of both the Restricted Shares and Unrestricted Shares he holds as at the record date set by VRL to determine entitlements to the bonus issue, provided that bonus shares will be issued on the same terms as those shares held by Mr Foo under the Share Subscription and Loan Deed. For example, any bonus shares issued in respect of Restricted Shares will be Restricted Shares and any bonus shares issued in respect of Unrestricted Shares will be Unrestricted Shares.

If VRL offers shareholders securities or other interests or any rights thereto other than shares (**Securities**), then the Directors of VRL will determine whether the Securities are to be offered to Mr Foo in respect of Restricted Shares, Unrestricted Shares or both Restricted and Unrestricted Shares held by Mr Foo as at the record date set by VRL to determine entitlements to the offer, or whether any other equivalent securities, interest or gifts will be offered to Mr Foo in the event that the Securities are not available to Mr Foo. The price payable in respect of Securities will be determined by the Directors of VRL in their absolute discretion.

Shares trading history

	Ordinary Shares	Preference Shares
• Last sale price on ASX prior to the date of this notice	Approx. $2.76	Approx. $2.22
• Highest sale price on ASX in the 12 months prior to the date of this notice	Approx. $3.03	Approx. $2.45
• Lowest sale price on ASX in the 12 months prior to the date of this notice	Approx. $1.85	Approx. $1.64
• VWAP for the 3 months prior to the date of this notice	Approx. $2.83	Approx. $2.29
• VWAP for 6 months prior to the date of this notice	Approx. $2.69	Approx. $2.23
• VWAP for 12 months prior to the date of this notice	Approx. $2.64	Approx. $2.13

Dilution effect

As at the end of October 2005 there will be 168,116,982 Ordinary Shares and 108,664,033 Preference Shares on issue. The issue of 1 million Ordinary Shares and 1 million Preference Shares to Mr Foo will dilute Ordinary Share holdings by approximately 0.59% and Preference Share holdings by approximately 0.92%.

Mr Foo's existing shareholdings

As at the date of this notice Mr Foo neither holds nor has any beneficial interest in any Ordinary Shares or Preference Shares.

Impact on Mr. Foo's total remuneration package

Information regarding Mr Foo's current overall remuneration package is contained in the Remuneration Report set out on pages 27 to 34 of the Annual Report.

As required by Accounting Standard AASB 2: *Share-based Payment*, the value of the Subscription Shares is required to be expensed by VRL over the vesting period of those shares, with a corresponding credit to a reserve account, resulting in no net change to the VRL group's Total Equity. VRL has had a notional valuation on the issue of these Subscription Shares undertaken by PricewaterhouseCoopers (**PWC**) to estimate the approximate value that may be attributable to these shares under Accounting Standard AASB 2.

A number of different scenarios have been modelled by PWC based on an assumed share price of $2.80 and $2.32 for Ordinary and Preference shares respectively, a 5.4% risk free rate and an estimated volatility of 30%. Based on these parameters, and using various dividend assumptions, the notional value per share range is from $0.95 to $1.15 per Ordinary share and $0.59 to $0.75 per Preference share.

The estimated amortisation expense in relation to these Subscription Shares through VRL's profit & loss account over the vesting periods would be approximately $375,000 to $470,000 in the current 2005/06 financial year, peaking at approximately $540,000 to $660,000 in 2006/07 and tapering off to approximately $100,000 to $120,000 in 2009/10. The aggregate maximum value calculated by PWC was in the range of $1.5 million to $1.9 million over the life of the 5 year vesting period for all of the Subscription Shares.

Subject to shareholder approval of resolutions D and E, the Company will, upon allotment of the Subscription Shares, conduct a final valuation.

Sections 260A(1) and 260B(2) of the *Corporations Act*

VRFF will financially assist Mr Foo to acquire the Subscription Shares by paying the aggregate subscription price to VRL and stamp duty, duties or other taxes payable in connection with the transaction on behalf of Mr Foo as described above.

Section 260A(1) of the *Corporations Act* (**Act**) has the effect that VRFF may financially assist a person to acquire shares in VRL only if:

- giving the assistance does not materially prejudice:
  - the interests of the company or its shareholders; or
  - the company's ability to pay its creditors; or
- the assistance is approved by shareholders under section 260B.

Section 260B(2) of the Act has the effect that, because immediately after Mr Foo acquires the Subscription Shares VRFF will continue to be a subsidiary of VRL and VRL will continue to be a listed domestic corporation, shareholder approval of the financial assistance under section 260B must include approval by a special resolution passed at a general meeting of VRL.

Resolution E is that the financial assistance given to Mr Peter Foo in connection with the issue to Mr Peter Foo of 1 million fully paid Ordinary shares and 1 million fully paid A Class Preference shares in the capital of VRL is approved for the purposes of section 260B(2) of the Act.

The Directors of VRL confirm that they are satisfied that giving the assistance to Mr Foo will not materially prejudice the interests of the Company or its shareholders or the Company's ability to pay its creditors.

The shareholders of VRFF and Positive Investments Pty Ltd ACN 004 743 426 (**Positive**) (VRL's and VRFF's ultimate holding company) have already approved the proposed financial assistance under sections 260B(1) and 260B(3) of the Act respectively.

Listing Rules 10.11 and 10.13

Listing Rule 10.11 has the effect that, unless one of the exceptions in Listing Rule 10.12 applies, VRL must not issue or agree to issue Ordinary Shares or Preference Shares to a Director of VRL without the approval of the holders of the Ordinary Shares. None of the exceptions in Listing Rule 10.12 applies to the proposed issue to Mr Foo.

Listing Rule 10.13 has the effect that the following information must be set out in notice of meeting to approve the issue of shares to a Director of VRL under Listing Rule 10.11:

- **Name of the issuee:** Mr Peter Foo.
- **Number of securities to be issued:** 1 million Ordinary Shares and 1 million Preference Shares.
- **Date by which the shares will be issued:** Within 1 month after the date resolutions D and E are passed.
- **Issue price:** An amount equal to aggregate of the VWAP of Ordinary Shares and Preference Shares on ASX during the five ASX trading days prior to and including the date the shares are issued, rounded up to the nearest whole cent.
- **Terms of the issue:** The Ordinary Shares and Preference Shares will be issued as fully paid and will rank equally with all other Ordinary Shares and Preference Shares on issue. VRFF will assist Mr Foo to acquire the shares by advancing a loan to Mr Foo on the terms described above.
- **A voting exclusion statement:** VRL will disregard any votes cast on resolution D by Mr Foo and any associate of Mr Foo. However, VRL need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy for to vote as the proxy decides.
- **Intended use of funds raised:** Funds raised on repayment by Mr Foo of the loan will be used for working capital purposes.

Directors' recommendation

The Directors of VRL, other than Peter Foo, unanimously recommend that you vote in favour of resolutions D and E. Peter Foo makes no recommendation in relation to these resolutions as he has a material personal interest in relation to the resolutions.

Village Roadshow Corporation Limited, VRL's parent entity, has indicated that it intends to vote in favour of resolutions D and E.

Dated 20 October 2005

Proxy Form/Invitation

Village Roadshow Limited
ABN 43 010 672 054

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details

SAMPLE CUSTOMER
ADDRESS
ADDRESS
ADDRESS
ADDRESS
SAMPLETOWN TAS 7000

VRL

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Village Roadshow Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** [ ] If you are not appointing the Chairman of the Meeting as your proxy, please write here the full name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Village Roadshow Limited to be held at Roxy Cinema, Warner Bros. Movie World, Pacific Motorway, Oxenford, Queensland on Friday 25 November 2005 at 9.00am Brisbane time and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item B i	Re-election of a Director - John R. Kirby			
Item B ii	Re-election of a Director - Peter M. Harvie			
Item B iii	Re-election of a Director - Peter D. Jonson			
Item C	Adopt the Remuneration Report of the Company for the year ended 30 June 2005			
Item D	Approve the issue of 1,000,000 fully paid ordinary shares and 1,000,000 A Class preference shares to Mr Peter Foo			
Item E	Approve the financial assistance to Mr Peter Foo			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ] State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

VOTING ELIGIBILITY AND PROCEDURES

1. If you are unable to attend the meeting, you may appoint a proxy to attend the meeting on your behalf. See the section below headed "Appointment of Proxies".
2. If you are an ordinary shareholder attending the meeting, **please bring this bar coded Proxy Form/Invitation** to assist in shareholder identification and registration.
3. **Only ordinary shareholders may vote at the meeting.** A class preference shareholders may attend but not vote. Any votes cast by A class preference shareholders will be disregarded in determining the result of the resolutions.
4. On a show of hands each ordinary shareholder present in person or by proxy, representative or attorney is entitled to one vote. On a poll every ordinary shareholder present in person or by proxy, representative or attorney has one vote for every ordinary share held.
5. If two or more joint ordinary shareholders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted to the exclusion of the other joint holder or holders.
6. Any ordinary shareholder which is a corporation may appoint an individual as its representative as provided by the Corporations Act 2001 **("the Act")**.
7. Recent changes to the Act have expanded the disclosure requirements for listed companies applying to Director and executive remuneration, such that the Directors' Report must now include a section called the 'Remuneration Report'. This report is set out on pages 27 to 34 of the Annual Report. Additionally, listed companies are now required by the Act to put the Remuneration Report for each financial year to a resolution of members at the Company's Annual General Meeting. Under the Act, the vote is advisory only and does not bind the Directors or the Company.
8. In accordance with Regulation 7.11.37 of the Corporations Regulations, all ordinary securities of the Company that are quoted securities at 7.00 pm Melbourne time on Wednesday 23 November 2005 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on Friday, 25 November 2005.

APPOINTMENT OF PROXIES

1. Each member entitled to attend and vote at the meeting is entitled to appoint a proxy. If the member is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. The person(s) appointed may be an individual or a body corporate. If more than one proxy is appointed and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the member's votes. If more than one proxy is appointed, neither proxy shall have the right to vote on a show of hands but only on a poll.
2. A proxy need not be a member of the Company.
3. In the case of joint holders all should sign the proxy form.
4. In the case of corporations, proxies must be executed in accordance with Section 127 of the Act or be signed by an authorised officer or attorney.
5. A proxy form signed under a power of attorney, to be valid, must be accompanied by the signed power of attorney, or certified copy of such power of attorney.
6. If you mark the abstention box on the proxy form for any item of business, you are directing your proxy not to vote on a show of hands or on a poll and your shares will not be counted in calculating the required majority on a poll. If you do not indicate how your proxy is to vote, they may vote as they see fit.
7. If the proxy is signed by the member but does not name the proxy or proxies in whose favour it is given, the Chairman may either act as proxy or complete the proxy by inserting the names of one or more Directors. The Chairman intends to vote all undirected proxies in favour of all resolutions.
8. To be valid this proxy form must be completed and deposited, together with power of attorney (if any) under which it is signed or a certified copy of such power of attorney, at the Company's share registry,

   Computershare Investor Services Pty Limited
   452 Johnston Street
   Abbotsford Vic 3067

   or returned to the share registry in the reply paid envelope provided so that it is **received not later than 10.00 am Melbourne Time on Wednesday 23 November 2005.** Alternatively, the proxy may be lodged by facsimile with the Company's share registry on +613 9473 2555 **if received by the same time.**